Mail Stop 4561

September 11, 2009

Michael R. Stanfield
Chief Executive Officer
Intersections, Inc.
14901 Bogle Drive
Chantilly, VA 20151

> **Re: Intersections, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 16, 2009**
> **Form 10-Q for the Quarterly Period Ended June 30, 2009**
> **Filed August 10, 2009**
> **Form 8-K Filed August 11, 2009**
> **File No. 0-50580**

Dear Mr. Stanfield:

We have reviewed the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 1. Business

Consumer Products and Services

Our Clients, page 6

1.   You indicate in this section that 48% of the revenue earned by your Consumer Products and Services segment was obtained from customers of Bank of America

(including MBNA, which was acquired by Bank of America in 2006). In your response letter, please describe your contractual arrangements with Bank of America related to the provision of your consumer products and services to its clients. Please provide your analysis as to whether any such agreements should be filed as exhibits to your Form 10-K. See Item 601(b)(10)(ii)(B) of Regulation S-K.

Data and Analytics Providers, page 8

2.   We note your disclosure in this section and in your critical accounting policies disclosure on page 44 that you entered into a new contract with an unnamed data provider in December 2008 under which you pay non-refundable license fees in exchange for the limited exclusive right to use the provider's data. We are unable to determine the significance of this agreement from the disclosure in your filing. Please tell us if your business is substantially dependent upon this agreement. See Item 601(b)(10)(ii)(B) of Regulation S-K.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 47

3.   Although you discuss the results of operations for each of your reportable segments, you do not appear to provide a segment analysis addressing, among other things, sales and segment profit trends, known events that will impact future results of segment operations or the cash needs of the segment. Given the history of significant impairments in recent quarters, tell us how you considered expanding your results of operations disclosure to include a segment analysis pursuant to FRR 501.06a. In your response letter, please provide us with any proposed additional disclosure.

Consumer Products and Services Segment

Revenue, page 49

4.   Please quantify the effect of offset of existing clients and loss of approximately 800 thousand subscribers from Discover and tell us what consideration you gave to disclosing the reasonably likely dollar impact of the loss of your major client, Discover is expected to have on the Consumer Products and Services segment as well as consolidated future results of operations and financial position. We note you disclose there will be no "subscriber base impact" in the year ended December 31, 2009 but do not disclose any dollar impact. Tell us what impact the loss had and is reasonably likely to have on deferred subscription solicitation costs.

Liquidity and Capital Resources, page 58

5.   We note your discussion in this section and in the liquidity section in your Form 10-Q for the quarterly period ended June 30, 2009 that your financial institution clients have requested that you bear more of the new subscriber marketing costs as well as prepay commissions to them on new subscribers, and that you expect this trend to continue in 2009. Please confirm that in future filings you will expand your discussion of this trend, including its anticipated impact on your operating results and cash flows.

Item 8. Financial Statements and Supplementary Data

Note 17. Stockholders' Equity

Restricted Stock Unit, page F-37

6.   We note that under the 2006 Plan, you have awarded restricted stock units ("RSU") and these awards can be payable in cash or the Company's common shares, or a combination of both based on discretion of the Compensation Committee. Tell us how you determined the value and classification of these awards (i.e., equity or liability) and explain at what point the Compensation Committee decides how the awards will be paid (i.e. cash or common shares). Tell us whether this decision is subject to change prior to vesting. In this regard, tell us how you considered the guidance in paragraphs 29-35 of SFAS 123R or other applicable guidance in determining the classification of these awards.

7.   Tell us how you have provided all the relevant disclosures for your equity instruments such as the restricted stock, restricted stock units and warrants required by paragraph 4 of SFAS 129 and Rule 4-08(d) of Regulation S-X. As applicable provide the missing disclosure to the Staff supplementally.

Part III. Information Incorporated by Reference from the Definitive Proxy Statement Filed April 20, 2009

Executive Compensation

Compensation Discussion and Analysis, page 8

8.   Your disclosure in this section suggests that your compensation committee may have used information from other companies to determine compensation levels for your named executive officers. Please clarify the precise nature of your benchmarking activities. If you benchmark either total or individual elements of compensation against comparable companies, clarify how you benchmark, such as

whether you set a specific percentile or range for total or individual compensation, and indentify the companies that comprise the benchmark. See Item 402(b)(2)(xiv) of Regulation S-K and Question 118.05 of our Regulation S-K Compliance and Disclosure Interpretations, available on our website.

2008 Implementation

Base Salary, page 10

9.   Please clarify the factors that the compensation committee considered in increasing your named executive officers' base salaries in 2008. Your disclosure indicates that in setting base salaries, your compensation committee reviews company performance, individual executive performance and scope of responsibility, competitive market pay information and practices and internal equity. Please tell us which, if any, of these factors the compensation committee considered in setting base salaries for 2008. Please explain how the compensation committee evaluated and weighted each factor it considered and how it determined the specific salary increases awarded to each named executive officer.

Discretionary Year-End Bonus Awards, page 11

10.   Please provide more detail as to how the compensation committee determined the size of the discretionary bonus awards paid to each of its named executive officers. For example, your disclosure indicates that the awards were based in part on personal performance. Please explain how the compensation committee evaluated each officer's performance and how such performance was weighted in determining the size of the bonus award.

Senior Management Compensation Plan, page 12

11.   Please explain in more detail how the compensation committee determined the 2009 value pool amount for each of your named executive officers. We note your disclosure in this section that the value pool amount is to be determined annually based on the base pool available from the prior year, the company's performance relative to plan, the executive's performance relative to the goals established for him or her by the company, and the executive's overall performance as a senior manager. Please tell us if the compensation committee considered these factors in establishing the value pool amounts for 2009. If it did, please provide more detail on how the compensation committee evaluated and weighted each factor. For example, please clarify if the 2009 awards were based on company or individual performance in 2008. If so, please identify any performance measures established for the company or the executives and any related target goals. See Items 402(b)(2)(v) and (vii) of Regulation S-K.

Exhibit 23.1

12.   Please revise to properly evidence the signature of the independent public
        accounting firm that provided the consent. Please refer to Item 601(b)(23) of
        Regulation S-K.

Form 10-Q for the Quarterly Period Ended June 30, 2009

Item 2. Management's Discussion and Analysis of Financial Condition and Results of
Operations

Critical Accounting Policies

Goodwill, Identifiable Intangibles and Other Long Lived Assets, page 28

13.   We note your critical accounting policy disclosures regarding the Company's
        valuation of goodwill. This disclosure should provide investors with sufficient
        information as well as management's insights and assumptions with regard to the
        recoverability of goodwill. In this regard, we have identified areas where we believe
        additional discussion would enhance your disclosures. Specifically, we believe you
        should provide the following information:

        •   Quantitatively describe the significant estimates and assumptions used in your
            valuation models (income approach and market approach) to determine the fair
            value of your reporting units in your impairment analysis. For example, at a
            minimum you should disclose the discount rates used for each reporting unit,
            how those rates were determined and the market risk premium included in such
            assumptions.
        •   Provide the carrying value and fair value for each reporting unit as of the date of
            your most recent step-one test. Alternatively, disclose the percentage by which
            the fair values exceed the carrying values for each unit.
        •   For those reporting units in which the fair values do not exceed their carrying
            values by significant amounts, identify and describe the key assumptions that
            drive fair value including a discussion regarding the uncertain or speculative
            nature of the key assumptions; and
        •   Describe the potential events and/or changes in circumstances that could
            reasonably be expected to negatively affect the key assumptions.

        We refer you to Item 303(a)(3)(ii) of Regulation S-K and Financial Reporting
        Release No. 60 and Section V of SEC Release No. 33-8350. Please provide us with
        any proposed disclosures you plan on making with respect to your critical
        accounting policy for goodwill impairment testing.

Form 8-K Filed August 11, 2009

14.   We note your use of non-GAAP measures excludes a number of recurring items. Tell us how you considered Question 8 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures to include the following disclosures for each of your non-GAAP measures:

- the manner in which management uses the non-GAAP measure to conduct or evaluate its business;
- the economic substance behind management's decision to use such a measure;
- the material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure;
- the manner in which management compensates for these limitations when using the non-GAAP financial measure; and
- the substantive reasons why management believes the non-GAAP financial measure provides useful information to investors.

* * * * * * *

        Your current disclosures regarding the reasons for presenting these non-GAAP measures appear overly broad considering that companies and investors may differ as to which items warrant adjustment and what constitutes operating performance. Additionally, it is unclear why excluding share based compensation expense and goodwill, intangible and long-lived asset impairment charges are appropriate considering these charges appear to be recurring and integral to your business. Please provide supplemental disclosures that you intend to include in your future Forms 8-K to comply with the concerns noted above.

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kari Jin, Staff Accountant, at (202) 551-3481, if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Matt Crispino, Staff Attorney, at (202) 551-3456 and Barbara Jacobs, Assistant Director at (202) 551-3735. If you need further assistance, you may contact me at (202) 551-3226.

Sincerely,

Craig Wilson
Senior Assistant Chief Accountant